UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION
                 ----------------------------------------------
                                                              :
                               In the Matter of               :
                                                              :
                     AMERICAN ELECTRIC POWER COMPANY, INC.    : CERTIFICATE
                            Columbus, Ohio 43215              : OF
                                                              : NOTIFICATION
                                   (70-5943)                  :
                                                              :
                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935  :
                 ----------------------------------------------

         THIS IS TO CERTIFY that, in accordance with the terms and conditions of and for the purposes represented by the declaration, as amended, of American Electric Power Company, Inc. (the "Company") in the above-captioned file and the orders of the Securities and Exchange Commission with respect thereto (HCAR No. 19879, dated February 8, 1977; HCAR No. 19992, dated April 19, 1977; HCAR No. 20111, dated October 14, 1977; HCAR No. 20506, dated April 19, 1978; HCAR No. 20979, dated March 29, 1979; HCAR No. 21180, dated August 8, 1979; HCAR No. 21544, dated May 1, 1980; HCAR No. 22113, dated June 30, 1981; HCAR No. 22539, dated June 15, 1982; HCAR No. 22989, dated June 29, 1983; HCAR No. 23353, dated June 29, 1984; HCAR No. 23538, dated December 19, 1984; HCAR No. 23754, dated October 1, 1985; HCAR No. 23980, dated January 3, 1986; HCAR No. 24534, dated December 18, 1987; HCAR No. 25233, dated December 27, 1990; HCAR No. 25936, dated December 1, 1993; HCAR No. 26516 dated May 10, 1996; HCAR No. 26553, dated August 13, 1996; HCAR No. 27186, dated June 14, 2000 in file 70-9381; and HCAR No. 27258, dated December 19, 2000) during the period from July 1, 2002, through September 30, 2002, the Company issued a total of -0- shares of its Common Stock, $6.50 par value ("Common Stock"), to Stanley & Co. [a nominee of EquiServe Trust Company, N.A. ("EquiServe")], at a total purchase price of $-0-, for the accounts of participants in the Company's Dividend Reinvestment and Direct Stock Purchase Plan (the "Plan"). During such period, EquiServe, as Agent under the Plan, purchased on the open market for the accounts of participants a total of 690,225 shares of the Company's Common Stock, at a total purchase price of $21,586,072.87. These transactions are set forth in more detail in the attached Schedule I, incorporated herein by reference.

                                      AMERICAN ELECTRIC POWER COMPANY, INC.


                                      By:      s/s      Wendy G. Hargus
                                         --------------------------------------
                                                    Assistant Treasurer

Dated:  June 19, 2003

                                   SCHEDULE I
                                       to
                     CERTIFICATE OF NOTIFICATION (#70-5943)
                                       of
                      AMERICAN ELECTRIC POWER COMPANY, INC.
                   For the Period July 1 - September 30, 2002


TRANSACTIONS THIS PERIOD:

                            - ORIGINAL ISSUE SHARES -

                      SHARES              PRICE                  TOTAL
PERIOD                ISSUED            PER SHARE            PURCHASE PRICE

TOTAL O/I              -0-                                       $-0-
PURCHASE

                            - OPEN MARKET PURCHASES -

                      SHARES          AVERAGE PRICE              TOTAL
  DATE               PURCHASED          PER SHARE            PURCHASE PRICE
07/02/02              15,941              38.441               612,790.41
07/09/02              12,537              37.699               472,627.63
07/16/02              11,835              36.406               430,865.01
07/23/02              20,878              24.001               501,092.88
07/30/02              45,272              33.249             1,505,248.73
08/06/02              28,652              32.193               922,393.84
08/13/02              10,120              32.336               327,240.32
08/20/02              11,914              33.079               394,103.21
08/27/02              17,776              36.560               649,890.56
09/03/02               8,642              32,840               283,801.30
09/05/02               5,000              32.780               163,900.00
09/06/02              66,000              32.767             2,162,622.00
09/09/02              66,000              32.343             2,134,638.00
09/10/02              74,000              31.064             2,298,736.00
09/10/02              15,178              30.781               467,194.02
09/11/02              75,000              30.175             2,263,125.00
09/12/02              85,000              29.754             2,529,090.00
09/13/02              88,374              29.284             2,587,944.22
09/17/02              14,696              28.527               419,232.79
09/24/02              17,410              26.395               459,536.95
                      ------                                 ------------
TOTAL
O/M PURCHASE         690,225                               $21,586,072.87
                     =======                               ==============


                         - TOTAL ACTIVITY THIS PERIOD -

                     SHARES PURCHASED                          TOTAL
                                                           PURCHASE PRICE
O/I Shares             -0-                                 $   -0-
O/M Purchases        690,225                               $21,586,072.87
                     -------                               --------------
TOTAL ACTIVITY       690,225                               $21,586,072.87
                     =======                               ==============

PAGE TWO
SCHEDULE I to
CERTIFICATE OF NOTIFICATION (#70-5943) of
AMERICAN ELECTRIC POWER COMPANY, INC.
For the Period July 1 - September 30, 2002



CUMULATIVE SUMMARY OF TRANSACTIONS:

                            - ORIGINAL ISSUE SHARES -

                                                              TOTAL
                                   SHARES ISSUED         PURCHASE PRICE

Totals from last report               47,773,594        $1,008,340,148.37
Transactions this report                 -0-                 $ -0-
                                      ----------         ----------------

Total Original Issue Shares           47,773,594        $1,008,340,148.37
                                      ==========        =================


                            - OPEN MARKET PURCHASES -

                                                              TOTAL
                                   SHARES ISSUED          PURCHASE PRICE

Totals from last report               24,504,438          $786,859,101.90
Transactions this period                 690,225           $21,586,072.87
                                      ----------           --------------
Total Open Market Shares              25,194,663          $808,445,174.70
                                      ==========          ===============